

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Mr. Yong Zhao, Chief Financial Officer
LianDi Clean Technology, Inc.
4th Floor, Tower B, Wanliuxingui Building,
No. 28 Wanquanzhuang Road,
Haidian District, Beijing, China, 100089

> **Re:** **LianDi Clean Technology, Inc.**
> **Form 10-K for the year ended March 31, 2012**
> **Filed July 13, 2012**
> **Form 10-Q for the quarter ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 0-52235**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made in future filings, please show us your proposed revisions in your supplemental response. The revisions should be included in all future filings, including interim filings, as applicable.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Company Structure and Reorganization, page 38

2.   We note your disclosure related to the transaction between existing stockholders that occurred on September 27, 2011. Please revise future filings to clarify, here and in Item 12, who owns and controls SJI, Inc.

A. Results of Operations for the Years Ended March 31, 2012 and 2011, page 46
Non-GAAP Measures, page 48

3.   To the extent you continue to present non-GAAP measures, please revise future filings to provide all the disclosures required by Item 10(e)(1) of Regulation S-K, including tabular reconciliations to the most comparable GAAP measures and disclosures regarding the limitations of non-GAAP measures.

B. Liquidity and Capital Resources, page 60

4.   We note the significant increase in Accounts Receivable during the most recent fiscal year. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues and the deconsolidation of Anhui Jucheng. Please specifically address if there were any changes in the terms of your accounts receivable and, if applicable, explain why they changed. Please also: discuss the negative impact of the increase on your liquidity; provide an ageing at each balance sheet date; disclose when you expect outstanding amounts to be repaid; and explain how you access outstanding amounts for recoverability.

5.   We note the significant increase in Other Receivables during the most recent fiscal year. Please revise future filings to disclose and discuss the facts and circumstances surrounding other receivables. Please explain why you would provide "unsecured", "non-interest bearing" receivables to "unrelated entities." Please also disclose and discuss: who material amounts are due from; any repayments you have received during the periods presented; when you expect outstanding amounts to be repaid; and how you assess outstanding amounts for recoverability.

6.   Please revise future filings to disclose and discuss the facts and circumstances surrounding short-term bank loans and amounts due to shareholders. In light of your cash balances, please explain why you borrow interest bearing amounts. Please also disclose and discuss when you expect these amounts to be repaid.

7.   Given the significance of your cash balances, please revise future filings to explain why you have generated only modest amounts of interest income during the periods presented.

8.   It is our understanding that government regulations and restrictions may exist regarding dividend distributions and currency conversions in the PRC. Please expand your liquidity disclosures in future filings to quantify and discuss any restrictions on the ability of your subsidiaries to make cash disbursements/dividend payments to the U.S. parent

company and/or to transfer funds outside of China. Please also disclose any amounts actually distributed to the U.S. parent company during each period presented.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14
Cash and cash equivalents, page F-14

9.   We note your disclosure related to the amount of cash and cash equivalents denominated in Chinese Renminbi ("RMB") and placed with banks in the PRC. Please revise future filings to clarify where the remaining amounts of your cash and cash equivalents are held.

Investment in equity method affiliate, page F-16

10.   Please revise future filings to provide a comprehensive discussion regarding how you determine your equity investment is recorded at the lower of cost or market value. Please explain how you assess your equity investment, and the related goodwill, for potential impairments. Please also provide related disclosures in MD&A.

Revenue recognition
Multi-deliverable arrangements, page F-17

11.   We note your disclosure regarding your revenue recognition policy for multi-deliverable arrangements. It appears to us that your current disclosures are not consistent with the current requirements of ASC 605-25-25 and 30. Please confirm to us, and revise future filings to clarify that your policy complies with ASC 605-25-25 and 30 and please provide the disclosures required by ASC 605-25-50. Please also revise any related disclosures in MD&A.

Note 15. Investment in and Advance to Equity Method Affiliate, page F-28

12.   Please explain to us how you determined the fair value of your retained non-controlling interest in Anhui Jucheng at the date of the deconsolidation. Also, please explain to us how you determined the amounts of the subsequent gains you recorded after the date of the deconsolidation.

13.   Due to the materiality of your equity method investment to your consolidated balance sheet, please revise future filing to provide more detailed disclosures regarding Anhui Jucheng's assets and liabilities at each balance sheet. Also, please revise future filing to reconcile your interest in their net assets with the investment balance recorded in your balance sheet.

Form 10-Q for the Quarter Ended December 31, 2012

Consolidated Financial Statements

Note 10. Due From Related Parties and Short Term Loan From Unrelated Party, page F-20

14.   Please revise future filing to more fully explain the reasons why SJI, Inc. instructed you to sign a loan agreement with an unrelated party, whereby you borrowed a short-term loan from the unrelated party, and to sign a loan agreement with their wholly-owned Hong Kong subsidiary, whereby you lent them the same amount you borrowed. Please specifically explain the reason why the transactions were structured in such a manner and why you were instructed to participate in them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

15.   We note that during the three and nine months ended December 31, 2012, you experienced significant declines in revenues, including the number of projects in which you sell and install equipment and in sales of software. Based on these declines, please revise future filings to provide a comprehensive discussion of the specific facts and circumstances surrounding the declines, including why you believe the number of projects declined, why you believe sales of software declined, if you expect these trends to continue, and the impact of significant customers. Please separately address the impact of company specific issues versus those related to the general economy in China.

16.   We note the continued significant increase in Accounts Receivable during the nine months ended December 31, 2012 and the significant decline in revenues. We also note the significant increase in Prepayments to Suppliers during the nine months ended December 31, 2012 and the significant decline in revenues. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues. Please address the aging of your accounts receivable at December 31, 2012 and explain why you continue to believe they are collectible. Please address the specific nature of your prepayments to suppliers at December 31, 2012, explain why you made them, and who you made them to.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief